UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                           Tillman International, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                   88687M 20 5
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                                 (CUSIP Number)

                               William R. Wheeler
                                160 Morgan Street
                           Versailles, Kentucky 40383
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 9, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88687M 20 5

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                 1. Names of Reporting Persons. I.R.S. Identification Nos. of
                    above persons (entities only). William R. Wheeler
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                 2. Check the Appropriate Box if a Member of a Group
                    Not Applicable                             (a)   /  /
                                                               (b)   /  /
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                 3. SEC Use Only
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                 4. Source of Funds     OO
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                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)                /  /
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                 6. Citizenship or Place of Organization       United States
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     Number of     7.  Sole Voting Power         11,200,000
      Shares      --------------------------------------------------------------
   Beneficially
     Owned by      8.  Shared Voting Power       0 (see Item 5)
       Each       --------------------------------------------------------------
     Reporting
      Person       9. Sole Dispositive Power     11,200,000
       With       --------------------------------------------------------------

                  10. Shared Dispositive Power   None
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                11. Aggregate Amount Beneficially Owned 11,200,000 by Each
                    Reporting Person
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                12. Check if the Aggregate Amount in Row (11) Excludes Certain
                    Shares                                              /  /
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                13. Percent of Class Represented by Amount in
                    Row (11)                28.01%
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                14. Type of Reporting Person (See Instructions) IN
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ITEM 1.      SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.001 per share, of Tillman International, Inc., a Utah corporation, or Tillman. The principal executive offices of Tillman are located at 160 Morgan Street, Versailles, Kentucky 40383.

ITEM 2.      IDENTITY AND BACKGROUND

         (a) This statement is filed by William R. Wheeler.

         (b) Mr. Wheeler's address is 160 Morgan Street, Versailles, Kentucky 40383.

         (c) Mr. Wheeler is the President and Chief Executive Officer of Tillman and one of its directors.

         (d) Mr. Wheeler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

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


         (e) Mr. Wheeler has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Wheeler is a citizen of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Wheeler acquired his securities in exchange for his shares of common stock in Quest Minerals and Mining, Ltd., a Nevada corporation, or Quest, pursuant to a Securities Purchase Agreement and Plan of Reorganization dated as of April 9, 2004 by and among Tillman, Tillman Acquisition Corp., Quest, and the former stockholders of Quest. Pursuant to the Securities Purchase Agreement and Plan of Reorganization, Tillman issued 20,700,000 shares of its common stock to the stockholders of Quest in exchange for all of the outstanding shares of common stock of Quest. In addition, Tillman agreed to issue to the stockholders of Quest an additional 1,800,000 shares of its common stock upon completion of an amendment to its articles of incorporation to increase the authorized common stock of Tillman to 250,000,000 shares. Upon the completion of the reorganization, Mr. Wheeler became the President and Chief Executive Officer of Tillman, and he also became one of its directors. Tillman intends to amend its articles of incorporation to change its name to "Quest Minerals & Mining, LTD".

ITEM 4.      PURPOSE OF TRANSACTION

         See item 3, above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 11,200,000 shares, which includes 896,000 shares issuable to Mr. Wheeler upon amendment of Tillman's articles of incorporation. The shares represent approximately 28.01% of the common stock outstanding as of March 5, 2004 (which, for the purposes of this Schedule, includes the 896,000 shares issuable to Mr. Wheeler).

         (b) Mr. Wheeler has sole voting and dispositive power over the shares of common stock which he owns.

         (c) See Item 3, above.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2004

WILLIAM R. WHEELER



/s/ WILLIAM R. WHEELER
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